Exhibit 99.1

Corporación América Airports Announces Appointment of New Board Chairman

Luxembourg, February 28, 2019— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport concession operator in the world by number of airports, announced today that Mr. Eduardo Eurnekian submitted his resignation as Board Chairman and Board Member of the Company on February 26, 2019, effective immediately. Mr. Eduardo Eurnekian, 86 years old and founder of Corporación América Group, will continue with his other business ventures as well as philanthropic activities. Mr. Máximo Luis Bomchil, a current Director, has been appointed Board Chairman of Corporación América Airports effective today. The Board has also appointed Mr. Daniel Marx as new member of the Board of the Company also effective today.

Martín Eurnekian, CEO of Corporación América Airports, noted: “I would like to thank Eduardo for his vision and significant contributions in building our Company into a global leading airport group with operations in seven countries across Latin America and Europe. He has provided invaluable insight over the years and we wish him the best as he pursues his other endeavors. We are also very pleased to have Máximo Bomchil assume the role of Board Chairman and look forward to working with him in his new position. Máximo knows our company well, holding board positions at our main subsidiary Aeropuertos Argentina 2000 since 2008. We also welcome Daniel Marx as new Board member.”

Mr. Eduardo Eurnekian, commented: “Having founded the predecessor companies over two decades ago and, more recently, taking CAAP through the initial public offering, it was the right time to step back. CAAP is a strong, well-established company with a solid foundation and professional management team in place to take the company through its next growth phase. It has been an honor to serve as Chairman.”

Together with his CAAP Board position, Máximo Luis Bomchil is Honorary Chairman of the law firm M. & M. Bomchil, former senior and managing partner of the firm and former head of the firm’s tax department. His practice focused on general commercial and corporate law matters, with particular emphasis on corporate and tax matters, corporate acquisition arrangements and corporate restructuring. Mr. Bomchil is Chairman of HCA S.A., an important hotel business group in Argentina and member of the board of directors of Aeropuertos Argentina 2000 S.A. He has a law degree from the Catholic University of Argentina, a Juris Doctor from Ludwig Maximilian University of Munich, Germany, and a Master of Laws from the University College of London University.

Daniel Marx is the Executive Director of Quantum Finanzas, a financial advisory firm based in Buenos Aires. Mr. Marx has an extensive track record in both the private and public sectors, where he held executive positions. He was Secretary of Finance of the Argentine Ministry of Economy from 2000 to 2001 and Chief Debt Negotiator from 1988 to 2003 in charge of the design and execution of sovereign debt restructuring, financing program and relationship with international financial institutions and private banks. He also advised on the initial public offerings by several major Argentine companies and served on the boards of directors of various companies. He holds a degree in Economics from the University of Buenos Aires.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world based on the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2017, it served 76.6 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Investor Relations Contact

Gimena Albanesi

Email: gimena.albanesi@caairports.com

Phone: +5411 4852-6411